CONRAD C. LYSIAK
Attorney and Counselor at Law
601 West First Avenue
Suite 503
Spokane, Washington 99201
(509) 624-1475
Fax: (509) 747-1770
E-mail: cclysiak@qwest.net

May 10, 2006

Mr. Larry Spirgel, Assistant Director
Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 3561
Washington, D.C. 20549-3561

RE:   Rochdale Mining Corp.
Form SB-2 Registration Statement
File No. 333-126813

Dear Mr. Sprigel:

In response to your letter of comments dated August 15, 2005, please be advised as follows:

General
  The revision requested has been provided.

  The prospectus has been revised to discuss the five listed items in more detail.

  Disclosure has been provided that Rochdale will seek a listing on the Bulletin Board.

Prospectus Cover Page
  The prospectus will not be used before the effective date. Accordingly, no language has been added to the cover of the prospectus.

  The language has been revised and disclosure has been provided.

Securities and Exchange Commission
RE:   Rochdale Mining Corp.
Form SB-2 Registration Statement
File No. 333-126813
May 10, 2006

Summary of Our Offering
  The range of net proceeds has been provided.

Use of Proceeds
  The tables should not be the same. Item 25 reflects the cost of the offering. The Use of Proceeds reflects the amount of proceeds allocated to pay the costs. They are mutually exclusive figures. Also the "SEC filings" and "Accounting" are future estimated expenses connected with Rochdale's going forward reporting obligations and are unrelated to the offering itself.

Plan of Distribution; Terms of the Offering
  The disclosure requested has been provided.

  The disclosure requested has been provided.

Business

Background
  The right of the Crown to reclaim is only subject to eminent domain. Disclosure has been provided.

Claims
  Mr. Brewer's relationship has been disclosed.

Physiography
  Disclosure has been provided with respect to initiation of exploration.

History of Previous Work
  Disclosure has been provided that there is no evidence that mineralized material was discovered on the property.

Securities and Exchange Commission
RE:   Rochdale Mining Corp.
Form SB-2 Registration Statement
File No. 333-126813
May 10, 2006

Our Proposed Exploration Program
  "...in consultation." has been deleted. The phrase was included in error.

  We believe it is inappropriate to discuss development of the property in light of the fact that mineralized material has not been discovered and no defined ore body exists. However, we have included a statement that to develop the property, we will have to raise additional funds through a second public offering; a private placement; or loans.

Management's Discussion and Analysis or Plan of Operation
  The language has been revised to reflect that $100,000 will allow us to operate for one year.

Exhibit 5.1
  The opinion has been revised.

The accounting has been updated and new auditor's and attorney's consents have been supplied.

Yours truly,

CONRAD C. LYSIAK
Conrad C. Lysiak